PMU News Release #06-10
TSX, AMEX Symbol PMU

June 12, 2006

PACIFIC RIM MINING RECEIVES SANTA RITA DRILL PERMIT

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has received a permit from El Salvadoran regulatory agencies to conduct a drill program on its Santa Rita gold project in El Salvador, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program will be dictated by results.

A surface rock sampling program conducted by Pacific Rim in late 2005 yielded high grade gold in two segments of the southern-most 500 meter portion of the 1.4 kilometre long Trinidad vein, one of two known vein structures on the Santa Rita project. Results (previously released) include: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters (see news release #05-15 dated September 12, 2005). The remaining strike extent of the Trinidad vein exposure also contains elevated gold values on surface and is thought to be above the productive interval of this epithermal system as indicated by vein textures and mineralogy, and wallrock alteration.

The Santa Rita claim is located northwest of, and immediately adjacent to, Pacific Rim’s flagship high grade El Dorado gold project. The Trinidad vein is roughly 15 km from the Minita deposit on the El Dorado project and is likely part of a separate epithermal system.

“We are very pleased to have received the Santa Rita drill permit and are eager to drill test this exciting target to determine its depth potential as soon as possible,” states Tom Shrake, President and CEO. “Untested, high grade gold targets are very rare, particularly those that crop out at surface. Our discovery of this target at Santa Rita is an indication of the incredible endowment of gold in El Salvador, a country that has only recently seen modern exploration.”

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade, low cost El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements regarding the timing and outcome of the Company’s Santa Rita drill program; the continuation of the Santa Rita mineralization to depth; the Company’s development initiatives at the El Dorado gold project; the Company’s ability to meet its corporate goals and objectives; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com